Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results for the First Quarter of 2021

-Teleconference to be Held on Friday, June 25, 2021 at 9:00 am ET-

BEIJING, June 24, 2021 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2021 ended March 31, 2021.

First quarter highlights

•	Net sales were RMB101.6 million (US$15.5 million), compared to RMB83.2 million, during the same period in 2020, representing an increase of RMB18.4 million or 22.1%.
•	Sales of specialty films were RMB65.0 million (US$9.9 million) or 63.9% of total revenues as compared to RMB39.9 million or 47.9% in the same period of 2020.
•	Gross profit was RMB42.5 million (US$6.5 million), representing a gross margin of 41.8%, as compared to a gross profit of RMB29.8 million and gross margin of 35.8% for the same period in 2020.
•	Net profit attributable to the Company was RMB31.4 million (US$4.8 million) compared to net profit attributable to the Company of RMB13.0 million a year ago.

Mr. Lei Yan, Chairman and CEO of Fuwei Films, commented, “Despite the oversupply in the marketplace and the ongoing coronavirus pandemic, we achieved positive trends in overall sales, especially sales of specialty films, including base film for dry film, which accounted for 63.9% of our total revenues. Base film is a high value-added and differentiated product, which is used to produce dry film that is used in printed circuit boards. The sales increase of base film for dry film demonstrates that the quality of our products is well recognized by our customers. We believe that the order growth also helps improve the Company’s financial performance. For the future, we remain committed to innovation and differentiated marketing strategy and expanding the end-user applications of our films products. We will continue with these efforts and expect that they will enable the Company to capitalize on new opportunities despite challenging industry and economic conditions.”

First Quarter 2021 Results

Net sales during the first quarter ended March 31, 2021 were RMB101.6 million (US$15.5 million), compared to RMB83.2 million, during the same period in 2020, representing an increase of RMB18.4 million or 22.1%, mainly due to increased sales volume. The increase of sales volume led to an increase of RMB12.2 million, and the increase of sales price resulted in the increase of RMB6.2 million.

In the first quarter of 2021, sales of specialty films were RMB65.0 million (US$9.9 million) or 63.9% of total revenues as compared to RMB39.9 million or 47.9% in the same period of 2020. The increase was mainly due to increased sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2021		% of Total	Three-Month Period Ended March 31, 2020	% of Total
	RMB	US$		RMB
Stamping and transfer film	25,350	3,869	25.0%	34,522	41.5%
Printing film	5,482	837	5.4%	5,845	7.0%
Metallization film	1,643	251	1.6%	1,501	1.8%
Specialty film	64,963	9,915	63.9%	39,877	47.9%
Base film for other application	4,186	639	4.1%	1,488	1.8%

	101,624	15,511	100.0%	83,233	100.0%

Overseas sales were RMB9.0 million or US$1.4 million, or 8.9% of total revenues, compared with RMB5.8 million or 6.9% of total revenues in the first quarter of 2020, representing an increase of RMB3.2 million or 55.2%. The increase was mainly due to increased sales volume.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2021		% of Total	Three-Month Period Ended March 31, 2020	% of Total
	RMB	US$		RMB
Sales in China	92,596	14,133	91.1%	77,448	93.1%
Sales in other countries	9,028	1,378	8.9%	5,785	6.9%

	101,624	15,511	100.0%	83,233	100.0%

Gross profit was RMB42.5 million (US$6.5 million) for the first quarter ended March 31, 2021, representing a gross margin of 41.8%, as compared to a gross profit of RMB29.8 million and gross margin of 35.8% for the same period in 2020. Average product sales prices increased by 6.5% while average cost of goods sold decreased by 3.5% compared to the same period in 2020. Consequently, the increase in average product sales prices and the decrease in the average cost of goods sold during the first quarter ended March 31, 2021 contributed to the increase in gross profit and gross margin during the period.

Operating expenses for the first quarter ended March 31, 2021 were RMB10.5 million (US$1.6 million), which was RMB4.5 million, or 30.0% lower than the same period in 2020. This decrease was mainly due to the decreased depreciation on the Dornier Production Line and the trial production line as assets of these two production lines were classified as assets as held for sale.

Net profit attributable to the Company during the first quarter ended March 31, 2021 was RMB31.4 million (US$4.8 million) compared to net profit attributable to the Company of RMB13.0 million during the same period in 2020.

Basic and diluted net benefit per share was RMB9.60 (US$1.47) and RMB3.97 for the three-month period ended March 31, 2021 and 2020, respectively.

Total shareholders’ equity was RMB259.2 million or US$39.6 million as of March 31, 2021, compared with RMB227.8 million as of December 31, 2020.

As of March 31, 2021, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, June 25, 2021, at 9:00 a.m. ET / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-844-369-8770 in North America, or +1-862-298-0840 internationally, approximately 5 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-481-4010 in North America, or +1-919-882-2331 internationally, and entering the following Conference ID: 41764.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Officer

Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2021		December 31, 2020
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	218,279	33,316	113,423
Restricted cash	12,500	1,908	7,500
Accounts and bills receivable, net	45,329	6,919	32,393
Inventories	22,227	3,393	25,436
Advance to suppliers	12,408	1,894	7,359
Prepayments and other receivables	1,172	179	1,103
Assets held for sale	122,919	18,761	122,919
Deferred tax assets - current	6,947	1,060	6,947
Total current assets	441,781	67,430	317,080

Plant, properties and equipment, net	108,879	16,618	111,308
Lease prepayments, net	15,085	2,302	15,219
Advance to suppliers - long term, net	926	141	1,542
Deferred tax assets - non current	472	72	507

Total assets	567,143	86,563	445,656

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	65,000	9,921	65,000
Due to related parties	50,519	7,711	73,571
Accounts payables	20,187	3,081	25,730
Notes payable	25,000	3,816	15,000
Advance from customers	139,112	21,233	9,297
Accrued expenses and other payables	6,318	964	27,400
Total current liabilities	306,136	46,726	215,998

Deferred tax liabilities	1,838	281	1,854

Total liabilities	307,974	47,007	217,852

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	2,033	13,323
Additional paid-in capital	311,907	47,606	311,907
Statutory reserve	37,441	5,715	37,441
Accumulated deficit	(104,342)	(15,926)	(135,707)
Cumulative translation adjustment	840	128	840
Total shareholders’ equity	259,169	39,556	227,804
Total equity	259,169	39,556	227,804
Total liabilities and equity	567,143	86,563	445,656

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2021		2020
	RMB	US$	RMB
Net sales	101,624	15,511	83,233
Cost of sales	59,174	9,032	53,474

Gross Profit	42,450	6,479	29,759

Operating expenses
Selling expenses	4,114	628	4,086
Administrative expenses	6,355	970	10,955
Total operating expenses	10,469	1,598	15,041

Operating income	31,981	4,881	14,718

Other income (expense)
- Interest income	856	131	289
- Interest expense	(1,575)	(240)	(2,216)
- Others income (expense),net	122	19	69

Total other expense	(597)	(90)	(1,858)

Income (loss) before provision for income taxes	31,384	4,791	12,860

Income tax benefit (expense)	(19)	(3)	94

Net income	31,365	4,788	12,954

Net loss attributable to non-controlling interests	-	-	-
Net income attributable to the Company	31,365	4,788	12,954

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	-

Comprehensive loss attributable to non-controlling interest	-	-	-
Comprehensive income (loss) attributable to the Company	31,365	4,788	12,954

Earnings per share, Basic and diluted	9.60	1.47	3.97
Weighted average number ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2021		2020
	RMB	US$	RMB
Cash flow from operating activities
Net income	31,365	4,788	12,954
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	3,162	483	6,847
- Amortization of intangible assets	134	20	134
- Deferred income taxes	19	3	(94)
- Bad debt expense	(2)	-	447
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(12,934)	(1,974)	(14,984)
- Inventories	3,209	490	(679)
- Advance to suppliers	(5,049)	(771)	(6,171)
- Prepaid expenses and other current assets	(69)	(11)	(73)
- Accounts payable	(5,542)	(846)	1,285
- Accrued expenses and other payables	(21,259)	(3,246)	-
- Advance from customers	11,607	1,772	(3,540)
- Tax payable	177	27	1,590

Net cash provided by operating activities	4,818	735	(2,284)

Cash flow from investing activities
Purchases of property, plant and equipment	(734)	(112)	(364)
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	616	94	-
Proceeds from sale of property, plant and equipment	118,208	18,042	-

Net cash provided by investing activities	118,090	18,024	(364)

Cash flow from financing activities
Proceeds from related party	(23,052)	(3,518)	1,148
Payment of capital lease obligation	-	-	-
Change in notes payable	10,000	1,526	(14,200)

Net cash used in financing activities	(13,052)	(1,992)	(13,052)

Effect of foreign exchange rate changes	-	(75)	-

Net decrease in cash and cash equivalent	109,856	16,692	(15,700)

Cash and cash equivalent
At beginning of period/year	120,923	18,532	86,371
At end of period/year	230,779	35,224	70,671

SUPPLEMENTARY DISCLOSURE:
Interest paid	1,575	240	2,216
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	154	1,010